May 7, 2015

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. William H. Thompson, Accounting Branch Chief

Re: Core-Mark Holding Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 0-51515

Dear Mr. Thompson:

This letter confirms the extension of time to respond to your letter dated April 27, 2015 per the telephone message we received on May 6, 2015. We intend to submit our response to your letter by May 18, 2015.

Thank you for your consideration in this matter.

Please contact us at (650) 589-9445 with any follow up questions you may have.

Sincerely,

CORE-MARK HOLDING COMPANY, INC.

by:

/s/ Christopher Miller
Christopher Miller Chief Accounting Officer